VF3-22-05RP


SEC MAIL
RECEIVED
PROCESSING
SECTION
179

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


05040031

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65953

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2004 (MM/DD/YY) AND ENDING December 31, 2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: brokersXpress LLC

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

39 South LaSalle Street Suite 220
(No. and Street)

Chicago,	Illinois	60603
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas E. Stern (312)630-3300

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

233 S. Wacker Drive, Sears Tower	Chicago	Illinois	60606
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 04 2005
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

VK 3/23

0501-0604203

OATH OR AFFIRMATION

I, Thomas Stern, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental information pertaining to the firm of brokersXpress LLC as of December 31, 2004, are true and correct. I further affirm that neither the company nor any member, principal officer, or director has any proprietary interest in any account classified solely as that of a customer.

Signature

Chief Financial Officer

Title

Notary Public



"OFFICIAL SEAL"
RONALD L. WETZEL
NOTARY PUBLIC, STATE OF ILLINOIS
My Commission Expires June 2, 2008

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Operations.
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Member's Equity.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (I) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) Supplemental Report of Independent Auditors on Internal Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ERNST & YOUNG

Ernst & Young LLP
Sears Tower
233 South Wacker Drive
Chicago, Illinois 60606-6301

Phone: (312) 879-2000
www.ey.com

Report of Independent Registered Public Accounting Firm

The Board of Directors and Member
brokersXpress LLC

We have audited the accompanying statement of financial condition of brokersXpress LLC (a wholly owned subsidiary of optionsXpress Holdings, Inc.) as of December 31, 2004, and the related statements of operations, changes in member's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of brokersXpress LLC at December 31, 2004, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such additional information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst & Young LLP

February 4, 2005

brokersXpress LLC

Statement of Financial Condition

December 31, 2004

Assets		
Cash	$	210,626
Receivable from clearing broker		207,878
Receivable from other brokers		57,000
Furniture, net of accumulated depreciation of $904		2,510
Other assets		51,100
Total assets	$	529,114
Liabilities and member's equity		
Accounts payable	$	125,909
Due to affiliate		23,391
Total liabilities		149,300
Member's equity		379,814
Total liabilities and member's equity	$	529,114

See accompanying notes.

brokersXpress LLC

Notes to Financial Statements

Year ended December 31, 2004

1. Nature of Operations and Significant Accounting Policies

Nature of Operations

brokersXpress LLC (the Company) was formed on March 26, 2003, and is a broker-dealer registered with the Securities and Exchange Commission and a member of the National Association of Securities Dealers, Inc. The Company is focused on providing internet-based options and stock brokerage services to retail customers via investment professionals. The Company commenced operations on May 7, 2004, and clears all customer transactions through a clearing broker on a fully disclosed basis.

Effective July 31, 2004, brokersXpress LLC became a wholly owned subsidiary of optionsXpress Holdings, Inc. through a corporate reorganization. Prior to July 31, 2004, brokersXpress LLC was wholly owned by bX Holdings LLC and bX Holdings LLC was wholly owned by optionsXpress, Inc. Effective July 31, 2004, optionsXpress Holdings, Inc. (Parent) was formed as a Delaware corporation and optionsXpress, Inc. entered into a corporate reorganization whereby optionsXpress Holdings, Inc. acquired 100% of optionsXpress, Inc., bX Holdings LLC, and brokerXpress LLC. The shareholders' of optionsXpress, Inc. at July 31, 2004 exchanged shares in optionsXpress, Inc. for shares in optionsXpress Holdings, Inc. on a one-for-one basis. Subsequent to the corporate reorganization, optionsXpress Holdings, Inc. wholly owns brokerXpress LLC.

The Company is dependent on continuing financing being made available by its Parent to enable it to continue operating and to meet its net capital requirements and its liabilities as they fall due. The Parent has agreed to provide sufficient funds to the Company for these purposes.

Commissions

The Company derives commission revenues from retail customer transactions in options, equity, mutual fund, and fixed income securities. Commission revenues and related brokerage and clearing costs are recognized on a trade-date basis.

Interest Income

Interest income consists primarily of the Company's portion of the income generated by charges to customers on margin balances and customer cash held and invested by the Company's clearing broker, offset by interest paid to customers on their credit balances.

1. Nature of Operations and Significant Accounting Policies (continued)

Receivable from Other Brokers

Receivable from other brokers consists of nontrading related receivables.

Furniture

Furniture is carried at cost, less accumulated depreciation. Furniture is depreciated on a straight-line basis over three years.

Advertising

Advertising costs are incurred for the production and communication of advertising, as well as other marketing activities. The Company expenses the cost of advertising as incurred, except for costs related to the production of broadcast advertising, which are expensed when the first broadcast occurs.

Income Taxes

The Company is a disregarded entity for tax purposes, and as a result, its taxable income or loss is considered to be the taxable income or loss of its Parent. Therefore, no provision or benefit for income taxes has been recorded.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from management's estimates.

2. Receivable from Broker

The net settlement with the clearing broker represents the amounts due from commissions earned, a portion of the margin interest on customer balances held at the clearing broker, and interest income earned on Company balances held at the clearing broker. In September 2004, the Company entered into an agreement with Goldman Sachs Execution & Clearing, L.P. (GSEC), whereby GSEC replaced Legent Clearing, LLC (Legent) as the Company's clearing broker.

3. Commitments, Contingencies, and Guarantees

The Company currently leases office space under noncancelable operating lease agreements that expire on November 30, 2005. At December 31, 2004, the future minimum annual lease commitments, exclusive of additional payments, are $17,243 for 2005. Rent expense for the year ended December 31, 2004 was $18,804.

The Company is subject to pending and threatened legal actions arising in the normal course of business. In the opinion of management, based upon consultation with legal counsel, the disposition of such outstanding legal actions will not have a material adverse effect on the financial position or results of operations of the Company.

Guarantees

Under the terms of a clearing agreement with GSEC, the Company introduces its customers' accounts to GSEC who, as the clearing broker, clears and carries all of the Company's customer account activity. As such, the Company is required to guarantee the performance of its customers in meeting their contractual obligations. The Company has agreed to indemnify the clearing broker for losses that they may sustain for the customer accounts introduced by the Company. In accordance with applicable margin lending practices and in conjunction with the clearing broker, customer balances are typically collateralized by customer securities or supported by other types of recourse provisions. Compliance with the various guidelines are monitored daily; and, pursuant to such guidelines, customers may be required to deposit additional collateral, or reduce positions, when necessary.

As of December 31, 2004, the Company had $10,181,731 in credit extended to its customers through its clearing broker. The amount of risk to which the Company is exposed from the leverage extended to its customers and specifically from short sale transactions by its customers is not quantifiable since the risk would be dependent upon analysis of a potential significant and undeterminable rise or fall in stock prices. The account level margin and leverage requirements meet or exceed those required by Regulation T of the Board of Governors of the Federal Reserve. The Company believes that it is unlikely that it will have to make any significant payments under these arrangements, and no liabilities related to these guarantees and indemnifications have been recognized in the accompanying financial statements.

4. Employee Benefit Plan

The Company's eligible employees have the option to participate in the 401(k) savings plan sponsored by optionsXpress, Inc. Discretionary contributions may be made, although no such contributions have been made to the plan for the year ended December 31, 2004.

5. Credit Risk

Amounts receivable from the clearing broker are principally for commissions charged to customers and represent a concentration of credit risk. The Company does not anticipate non-performance by its clearing broker. In addition, the Company has a policy of reviewing, as considered necessary, the creditworthiness of its clearing broker with which it conducts business.

The Company maintains its cash balances at two financial institutions. Accounts are insured by the Federal Deposit Insurance Corporation (FDIC) up to $100,000 per depositor, per institution. Uninsured balances were $10,626 at December 31, 2004. Management believes that the Company is not exposed to any significant credit risk on these cash balances.

6. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). Under this Rule, the Company is required to maintain net capital of 6 2/3% of "aggregate indebtedness" or $50,000, whichever is greater, as these terms are defined. At December 31, 2004, the Company had net capital of approximately $219,204 in excess of its net capital requirement of $50,000. The net capital rule may effectively restrict the payment of cash distributions or other equity withdrawals. The ratio of aggregate indebtedness to net capital at December 31, 2004, was 0.55 to 1.

8. Related Party Transactions

optionsXpress Inc. provides the Company certain support services such as the use of personnel, equipment, and facilities. For the year ended December 31, 2004, the Company incurred $127,336 for these services. At December 31, 2004, the Company recorded a payable of $30,800 to optionsXpress, Inc. for the services, offset by a receivable of $7,409 from optionsXpress, Inc. related to referrals to be reimbursed by optionsXpress Inc.

On October 13, 2004 an affiliate, oX Australia LLC, acquired a 41% ownership interest in optionsXpress Australia, Pty Limited (oX Australia). Prior to October 13, 2004, the Company provided technology and executing and clearing services to oX Australia. For the period from January 1, 2004 through October 13, 2004, the Company earned $190,232 of commission income and incurred $118,273 of expense under this agreement, reflected in brokerage, clearing, and other related expenses in the statement of operations.